UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

June 23, 2008

Mobile Nation, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-28585	68-0427395
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8463 W. Lake Mead Blvd. Las Vegas, Nevada	89128
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:  (702) 354-1358

MOBILE NATION, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being transmitted on or about June 10, 2008 to the holders of shares of common stock, par value $0.001 per share of Mobile Nation, Inc. (the “Company,” “we,” “us” or “our”), a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

On May 20, 2008, the Company entered into a Share Purchase Agreement (the “Agreement”) with Mongsource USA, LLC ("Mongsource USA"), under which Mongsource USA agreed to purchase, and the Company agreed to sell, an aggregate of 19,426,500 shares of common stock of Mobile Nation, Inc for a purchase price of $200,000, or $0.0103 per share. The transaction is expected to close on or before July 31, 2008. A copy of the Share Purchase Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on May 20, 2008.

The transaction contemplated by the Agreement will result in a change in control of our company.  The transaction is expected to close on or before July 31, 2008.  Pursuant to the change in control of our Company expected to occur on or before July 31, 2008, under the terms of the Agreement, C.W. Gilluly and Chancey White have agreed to resign as directors of our Company and Philip Liu, Lawrence Kohler, and Eric Stoppenhagen have agreed to serve as directors of our Company.

The appointment of Philip Liu, Lawrence Kohler, and Eric Stoppenhagen as our directors will be effective on the later of (a) ten days after the filing of this Information Statement with the SEC, and its transmittal to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our directors after the completion of the purchase of shares of common stock of Mobile Nation, Inc. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of June 10, 2008 and the date of this Information Statement, there were and are 573,500 shares of our common stock issued and outstanding.  After the completion of the transactions contemplated by the Agreement, there will be 20,000,000 shares of our common stock issued and outstanding.  Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our Company, whether represented in person or by proxy.  The common stock of the Company is currently quoted on the OTC Bulletin Board Pink Sheets under the stock symbol: MTNT.  There has been little or no trading activity and the market for the Company's Common Stock is extremely limited at present.

DIRECTORS AND OFFICERS
Directors
Directors are elected at the annual meeting of stockholders or by unanimous written consent of the stockholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended March 31, 2008, the Board of Directors held one meeting.  The Company has limited operations to audit, and pays no executive compensation.  Accordingly, the Company currently has no standing audit, nominating or compensation committees of the Board of Directors. The Company anticipates that it will establish audit and compensation committees at some point in time following the closing of the Purchase Agreement.

The following table sets forth the names, positions and ages of the Company’s current executive officers and directors. All of the Company’s directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

The following table sets forth the current officers and directors of Mobile Nation, Inc.

Name	Age	Position
Christopher William ("C.W.") Gilluly	62	President, CEO, and Director
Chancey White	34	Secretary, Treasurer and Director

Director's and Officer's Experience

Christopher William ("C.W.") Gilluly, Director, Dr. Gilluly has extensive experience with start-up, turnaround, and high-risk/high-growth companies. He has been the Chairman, CEO and/or President of three publicly traded companies and three privately held companies in industries ranging from high tech Internet information to federal government contracting to biological weapons defense.  Additionally, Dr. Gilluly has in-depth, hands-on experience with mergers and acquisitions and corporate restructuring.  He holds a B.S. in Mechanical Engineering from Marquette University, an M.A. in Administration from Chapman College and an Ed.D. from Catholic University of America.  On February 11, 2008, Dr. Christopher William Gilluly assumed the position of interim President and CEO when the Company's President Rex A. Morden tendered his resignation.

Chancey White, Secretary, Director, Ms. White began her professional career heading up public relations and overseeing the daily operations for the corporate offices of a publicly traded biotech company.  Ms. White also handled public relations, marketing strategies, and business development for The Effects Network, a privately held Nevada corporation providing specialty design and fabrications for the gaming, tourism, and entertainment industries.  Ms. White was the director of business development for The Keith Companies, Inc. a NASDAQ listed engineering & consulting services firm based on the west coast.  Additionally Mrs. White was Vice President of Plise Development and Construction, LLC, a Nevada based company that specializes in the development and construction of professional/medical office, warehouse and retail space.  Most recently Ms. White co-founded and launched Executive Health and Wellness Center a concierge medical center in Las Vegas.  Ms. White graduated from the University of Nevada, Las Vegas majoring in Communications Studies and Public Relations.

Directors are elected in accordance with our bylaws to serve until the next annual stockholders meeting.  Mobile Nation, Inc. does not currently pay compensation to directors for services in that capacity.

Officers are elected by the board of directors and hold office until their successors are chosen and qualified, until their death or until they resign or have been removed from office.  All corporate officers serve at the discretion of the board of directors.

Code of Ethics

We have adopted a corporate code of ethics, which is applicable to our principal officers.  We believe that our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations of our code of ethics; and provide accountability for adherence to our code of ethics.  A copy of the Company’s code of ethics may be obtained free of charge by contacting the Company at the address or telephone number listed on the cover page hereof.

 NEW DIRECTORS AND OFFICERS

The Agreement provides that, on the Closing Date (as defined in the Agreement), the current directors and officers of the Company will resign and the Company will appoint a new Board of Directors, effective as of the Closing Date, as directed by Mongsouce USA prior to the Closing Date. Mongsouce USA has appointed Philip Liu, Lawrence Kohler, and Eric Stoppenhagen to the Board.  Mr. Liu, Mr. Kohler and Mr. Stoppenhagen have consented to serve in such capacities.

PHILIP LIU, the Managing Director of MongSource USA LLC., has 24 years of experience in international trade, business development, investment banking financial services, as well as entrepreneurial ventures.  He has worked both in China and in the United States and was responsible for leading a number of entrepreneurial ventures, including two medical device distribution ventures in China. Mr. Liu is currently the managing director of Timeway International Ltd, a Hong Kong company, which he founded in 2005 and began focusing on medical device distribution.  Through Mr. Liu, Timeway International Ltd. also provides investment banking advisory services to BOT Capital, Okay Airways, Rothschild China, Sunray Group, iKang Group and Arrail Dental.  Mr. Liu is also a director of MyOEM Inc., which he co-founded in 2000. From 1994 to 2001, Mr. Liu was the Asia Business Venture Partner of the Phoenix, Arizona based investment-banking firm, Yee, Desmond, Schroeder & Allan Inc.  From 1988 to 1989, Mr. Liu worked as project manager in China Kanghua Development Corp., one of the Chinese State Council direct controlled investment firms in Beijing, China.  He served on the negotiation team with multinational investment banking firms in a $1.3 billion industrial joint venture project.  From 1987 to 1988, Mr. Liu worked as a project manager in China Ningbo Import & Export Corp. in the Ningbo Economic Development Zone. From 1984 to 1986, Mr. Liu worked as a research fellow at the Economic Research Institute of Wuhan Iron & Steel Group under the Ministry of Metallurgical Industry of China.

To the Company’s knowledge, Mr. Liu and his affiliates (including Mongsouce USA, Inc.) currently beneficially own no shares of common stock of the Company.  Mr. Liu does not own any other equity securities or rights to acquire any securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to the transactions that have been described herein. To the Company’s knowledge, Mr. Liu is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

LAWRENCE KOHLER is currently the managing director of Global Capital Management, LLC.  Prior to this, Mr. Kohler held vice president positions with E.F. Hutton, Kidder Peabody and Smith Barney. In 1994, Mr. Kohler founded Capital West Investment Group, a NASD member broker dealer. Mr. Kohler holds a business degree from Mercyhurst College.

To the Company’s knowledge, Mr. Kohler and his affiliates currently own beneficially no shares of common stock of the Company.  .  Mr. Kohler does not own any other equity securities or rights to acquire any securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions that have been described herein. To the Company’s knowledge, Mr. Kohler is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

ERIC STOPPENHAGEN, though his consulting company, Venor, Inc., focuses on financial management of small to medium businesses desiring to go public or that are public. He provides temporary CFO services helping with transaction advisory, security filings, and corporate governance requirements. Mr. Stoppenhagen has more than 10 years of financial experience, having served in an executive capacity for several public and private companies; including President of Trestle Holdings, Inc., President of Landbank Group, Inc., CFO of GHG Trading Platforms, Inc., Managing Director of Lehman Capital Partners and Chief Financial Officer of Jardinier Corporation. Mr. Stoppenhagen is a Certified Public Accountant. He holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University.

To the Company’s knowledge, Mr. Stoppenhagen and his affiliates do not own any equity securities or rights to acquire any securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions that have been described herein. To the Company’s knowledge, Mr. Stoppenhagen is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

DIRECTOR AND OFFICER COMPENSATION

Compensation of Directors and Officers

As a result of the Company's current limited available cash, no officer or director received cash compensation during the fiscal year ended March 31, 2008. Mobile Nation, Inc. intends to pay salaries when cash flow permits.  The Company currently does not have employment agreements with its executive officers.

 OPTION AND WARRANT GRANTS IN LAST FISCAL YEAR

The following table and related footnotes set forth the number of securities underlying options and warrants granted in the last fiscal year and held by the Company's Executive Officers.

Name	Number of Securities Underlying Options and Warrants Granted	Percent of Total Options and Warrants Granted in Fiscal Year	Exercise or Base Price($/Share)
Chancey White	0	0	0
Dr. C.W. Gilluly	0	0	0

AGGREGATED OPTION AND WARRANT EXERCISES IN THE LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION AND WARRANT VALUES

The following table and related footnotes set forth option exercises in 2006 and year-end option values for the Company's Executive Officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options and Warrants at 12/31/06	Value of Unexercised In-the-Money Options and Warrants at 3/31/08
Chancey White	0	N/A	0	0
Dr. C.W. Gilluly	0	N/A	0	0

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of June 10, 2008 by (i) each person who "beneficially" owns more than 5% of all outstanding shares of our common stock, (ii) each director and the executive officer identified above, and (iii) all directors and executive officers as a group.

Name and Address of Beneficial Owner (1) (2)	Amount of Common Stock and Nature of Beneficial Owner	Percent of Class of Common Stock
Chancey White - Secretary/Treasurer	450,515	78.56%
Dr. C.W. Gilluly – President/CEO	20,000	3.49%
All Officers and Directors as a group	470,515	82.00%
All others as a group	103,500	18.00%
Total	573,500	100.00%

(1)  The address of each director and executive officer named in this table is c/o Mobile Nation, Inc, 8464 W. Lake Mead Blvd., Las Vegas, NV  89128.  Dr. Gilluly and Ms. White are directors and executive officers of Mobile Nation, Inc.

(2)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Shares of common stock subject to options currently exercisable or exercisable within 60 days after January 6, 2003, are deemed to be outstanding in calculating the percentage ownership of a person or group but are not deemed to be outstanding as to any other person or group.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.  The Company has not formulated a policy for the resolution of such conflicts.

A note payable (Affinity Note) was issued to Affinity Financial Group, Inc., for $75,000, which was loaned to the Company in July 2003.  Affinity Financial Group, Inc. is wholly owned by Rex A. Morden, a former director and officer of the Company.  The note has an interest rate of ten percent (10%) per annum and is due in full with all accumulated interest on December 31, 2008.  The Affinity Note is convertible, at the holder's option, into the Company's common stock at a conversion rate of 80% market price of the stock at the time of the conversion.

A note payable (Gilluly Note) was issued to a company director (and now CEO), C.W. Gilluly for $50,000 loaned to the company on October 27, 2003.  The Gilluly Note has an interest rate of six percent (6%) per annum and is due in full with all accumulated interest on December 31, 2007.  The principal amount due was reduced to $25,000 on March 12, 2007.

On August 10, 2004 a note payable (Affinity Note) was issued to Affinity Financial Group, Inc. for $5,000 loaned to the company.  The Note has an interest rate of eight percent (8%) per annum, is unsecured and has a due date of December 31, 2008.

On September 24, 2004 a note payable (Morden Note) was issued to a company director for $5,000 loaned to the company.  The Morden Note had an interest rate of eight percent (8%) per annum and was due in full with all accumulated interest on December 31, 2007.  The note and interest was paid in full in May 2007.

On March 21, 2005 a note payable (Affinity Note) was issued to Affinity Financial Group, Inc. for $17,500 loaned to the company.  The Affinity Note has an interest rate of eight percent (8%) per annum and is due in full with all accumulated interest on December 31, 2008.

On September 26, 2005 a note payable (Morden Note) was issued to a company director for $2,500 loaned to the company.  The Morden Note had an interest rate of eight percent (8%) per annum and was due in full with all accumulated interest on December 31, 2007.  The note and interest was paid in full in May 2007.

On February 27, 2006 a note payable (Affinity Note) was issued to Affinity Financial Group, Inc. for $50,000 loaned to the company.  The Affinity Note has an interest rate of eight percent (10%) per annum and is due in full with all accumulated interest on December 31, 2008.

On April 25, 2006 a note payable (Morden Note) was issued to a company director for $10,000 loaned to the company.  The Morden Note had an interest rate of eight percent (10%) per annum and was due in full with all accumulated interest on December 31, 2006. The note and interest was paid in full in May 2007.

On July 31, 2006 a note payable (Affinity Note) was issued to Affinity Financial Group, Inc. for $7,500 loaned to the company.  The Affinity Note had an interest rate of ten percent (10%) per annum and is due in full with all accumulated interest on December 31, 2007.  The note and interest was paid in full in July 2007.

On December 28, 2007 a note payable (Affinity Note) was issued to Affinity Financial Group, Inc. for the $25,000 unpaid portion of the $50,000 short term advance to the Company in August, 2007.  The Note had an interest rate of ten percent (10%) per annum was unsecured and due on or before December 31, 2008.  As an inducement to payoff, the note interest was waived and the note was paid in full in February 2008.

A note payable (Gilluly Note) was issued to a Company director, C.W. Gilluly, for $15,000 loaned to the Company on February 8th, 2008.  The Gilluly Note has an interest rate of 12% per annum, is unsecured and has a due date of December 31, 2008.

On May 26, 2008, the Company paid the remaining principal balance of $25,000 due on a note to C.W. Gilluly dated October 27, 2003. The interest remains unpaid and is to be resolved on or before the proposed closing date of July 31, 2008 with Mongsource USA.

On May 28th, 2008, the Company paid the principal amount owed AFG, Inc. on the convertible note of $75,000. As an inducement, AFG, Inc. waived any and all stock conversion rights to the remaining interest owed. The interest on the note remains unpaid and is to be resolved on or before the proposed closing date of July 31, 2008 with Mongsource USA.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Dated: June 23, 2008

By Order of the Board of Directors

MOBILE NATION, INC.

BY:  /s/ C.W. GILLULY
C.W. Gilluly
President, Chief Executive Officer, Director
(Principal Executive Officer)